UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85595 / April 10, 2019

Admin. Proc. File No. 3-18191

In the Matter of

ENGAGE ECO SOLUTIONS, INC.,
OLD STONE CORPORATION,
TELTRONICS, INC. (n/k/a FORERUNNER
   TECHNOLOGIES, INC.), and
XUNNA INFORMATION TECHNOLOGY,
   INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Engage Eco Solutions, Inc., Old Stone Corporation, Teltronics, Inc. (n/k/a Forerunner Technologies, Inc.), or Xunna Information Technology, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Engage Eco Solutions, Inc., Old Stone Corporation, Teltronics, Inc. (n/k/a Forerunner Technologies, Inc.), and Xunna Information Technology, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class

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[1]   17 C.F.R. § 201.360(d).

[2]   *Engage Eco Solutions, Inc., Old Stone Corp., Teltronics, Inc. (n/k/a Forerunner Technologies, Inc.), and Xunna Info. Tech., Inc.,* Initial Decision Release No. 1314 (Nov. 27, 2018), 2018 WL 6190227. The Central Index Key numbers are: 1579550 for Engage Eco Solutions, Inc.; 74273 for Old Stone Corporation; 97052 for Teltronics, Inc. (n/k/a Forerunner Technologies, Inc.); and 1516580 for Xunna Information Technology, Inc.

of registered securities of Engage Eco Solutions, Inc., Old Stone Corporation, Teltronics, Inc. (n/k/a Forerunner Technologies, Inc.), and Xunna Information Technology, Inc., are revoked. The revocation is effective as of April 11, 2019.

       For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                               Vanessa A. Countryman
                               Acting Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of

Engage Eco Solutions, Inc.,
Old Stone Corporation,
Teltronics, Inc. (n/k/a Forerunner Technologies, Inc.), and
Xunna Information Technology, Inc.

Initial Decision on Default
November 27, 2018

Appearances: Stephen Schlegelmilch and David S. Frye, for the Division of Enforcement, Securities and Exchange Commission

Before: Brenda P. Murray, Chief Administrative Law Judge

On September 20, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission under Section 12(g) of the Exchange Act and are delinquent in their periodic filings.

A different administrative law judge was originally assigned to this proceeding and issued an initial decision of default against Respondents. *Engage Eco Sols., Inc.*, Initial Decision Release No. 1200, 2017 SEC LEXIS 3396 (ALJ Oct. 25, 2017). The Commission vacated that decision following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3 (Aug. 22, 2018). The matter was then reassigned to me to provide Respondents with the opportunity for a new hearing. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2, *4 (ALJ Sept. 12, 2018). Respondents were directed to submit proposals for the conduct of further proceedings. *Engage Eco Sols., Inc.*,

Admin. Proc. Rulings Release No. 6072, 2018 SEC LEXIS 2567, at *1-2 (ALJ Sept. 24, 2018). None did. I have therefore proceeded under the Commission's instruction to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that Respondents were served with the OIP, and their answers were due by October 5, 2017. *Engage Eco Sols., Inc.*, Admin Proc. Rulings Release No. 6298, 2018 SEC LEXIS 3162, at *1-2 (ALJ Nov. 6, 2018). No Respondent filed an answer by that date. I ordered Respondents to show cause by November 16, 2018, why this proceeding should not be determined on default. *Id.* at *2-3.

To date, no Respondent has filed an answer, submitted a proposal for the conduct of further proceedings, or responded to the show cause order.

Respondents are therefore in default for failing to file answers, file proposals for the conduct of further proceedings, or otherwise defend the proceeding. OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4. Accordingly, I deem the allegations in the OIP to be true as to Respondents. 17 C.F.R. § 201.155(a).

Findings of Fact

Engage Eco Solutions, Inc., Central Index Key (CIK) No. 1579550, is a void Delaware corporation located in Bangkok, Thailand, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013, which reported a net loss of $1,343 for the period from the company's May 1, 2013, inception through September 30, 2013. As of September 13, 2017, the common stock of the company was not publicly quoted or traded.

Old Stone Corporation, CIK No. 74273, is a dissolved Rhode Island corporation located in Providence, Rhode Island, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2009, which reported a net loss of $274,000 for the prior year. As of September 13, 2017, the common stock of the company was not publicly quoted or traded.

Teltronics, Inc. (n/k/a Forerunner Technologies, Inc.), CIK No. 97052, is a Delaware corporation located in Palmetto, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $3,426,000 for the prior nine months. On June 27, 2011, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, which was closed on July 8, 2016. As of September 13, 2017, the common stock of the company was not publicly quoted or traded.

Xunna Information Technology, Inc., CIK No. 1516580, is a defaulted Nevada corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013, which reported a net loss of $150,080 for the prior nine months. As of September 13, 2017, the common stock of the company was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed the delinquency letters, sent to them by the Commission's Division of Corporation Finance, requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent. Respondents' most recent periodic reports were for the period ended September 30, 2013, or earlier. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they made efforts to remedy their past violations or to offer any assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Engage Eco Solutions, Inc., Old Stone Corporation, Teltronics, Inc. (n/k/a Forerunner Technologies, Inc.), and Xunna Information Technology, Inc., are REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____
Brenda P. Murray
Chief Administrative Law Judge

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[1]   This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.